SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Immunome, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

45257U108

(CUSIP Number)

Morphimmune Inc.

101 Foundry Dr. Suite 1200,

West Lafayette, Indiana 47906

Attn: Clay Siegall, Ph.D., Chief Executive Officer

Copies to:

Tom Coll

Dylan Kornbluth

Polina Demina

Cooley LLP

10265 Science Center Drive

San Diego, California 92121

Phone: (858) 550-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 45257U108	SCHEDULE 13 D	PAGE 2 OF 7

1	Names of reporting persons Morphimmune Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 2,659,508
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 2,659,508
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 20%**
14	Type of reporting person CO

*

Beneficial ownership of 2,659,508 shares of common stock, par value $0.0001 (“Immunome Common Stock”), of Immunome, Inc., a Delaware corporation (“Immunome”), is being reported hereunder solely because Morphimmune Inc., a Delaware corporation (“Morphimmune”), may be deemed to have beneficial ownership of such shares of Immunome Common Stock as a result of certain provisions contained in the Support Agreements, dated as of June 29, 2023, entered into by Morphimmune and certain officers, directors and stockholders of Immunome (together, the “Support Agreements”). Pursuant to Rule 13d-4 under the Exchange Act, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Morphimmune that it is the beneficial owner of any shares of Immunome Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

**	The calculation of the 20% beneficial ownership is based on 2,659,508 shares of Immunome Common Stock beneficially owned by the Supporting Stockholders (as defined below).

2

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Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, $0.0001 par value (the “Immunome Common Stock”), of Immunome, Inc., a Delaware corporation (“Immunome”). Immunome’s principal executive offices are located at 665 Stockton Drive, Suite 300, Exton, Pennsylvania 19341.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Morphimmune Inc., a Delaware corporation (“Morphimmune”).

(b)	The principal business and office address of Morphimmune is 1281 Win Hentschel Boulevard, Suite 1300, West Lafayette, Indiana 47906.

(c) Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of Morphimmune, which contains the following information with respect to each such person: (i) name, (ii) present principal occupation or employment and the name, (iii) principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship.

(d) – (e) During the last five years, Morphimmune and, to the best of Morphimmune’s knowledge, none of the persons listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each executive officer and director of Morphimmune is set forth on Annex A.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 3.

As more fully described in Item 4 hereof, the Supporting Stockholders (as defined below), who are the record and/or beneficial owners of 2,659,508 shares of Immunome Common Stock (the shares of Immunome Common Stock beneficially owned by the Supporting Stockholders, collectively, the “Supporting Shares”), have entered into the Support Agreements (as defined below) with Morphimmune. As a result of the Support Agreements, Morphimmune may be deemed to have beneficial ownership of the 2,659,508 shares of Immunome Common Stock beneficially owned by the Supporting Stockholders, however such beneficial ownership is expressly disclaimed by Morphimmune. Morphimmune did not pay any consideration to the Supporting Stockholders in respect of the Support Agreements. The Supporting Stockholders entered into the Support Agreements to induce Morphimmune to enter into the Merger Agreement (as defined below).

Item 4. Purpose of Transaction.

Merger Agreement

As disclosed in the Current Report on Form 8-K filed by Immunome with the U.S. Securities and Exchange Commission (the “SEC”) on June 29, 2023, Immunome, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Morphimmune and Ibiza Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Immunome (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Morphimmune, with Morphimmune surviving as a wholly owned subsidiary of Immunome (the “Merger”).

At the effective time of the Merger (the “Effective Time”), each share of Morphimmune capital stock outstanding immediately prior to the Effective Time, excluding any shares of Morphimmune capital stock held by Morphimmune, Immunome, Merger Sub or any of their respective subsidiaries and any dissenting shares, will be automatically converted solely into the right to receive 0.3042 shares of Immunome Common Stock (the “Shares”) and, if applicable, an amount in cash, rounded to the nearest whole cent, in lieu of any fractional share interest in Immunome Common Stock to which such holder otherwise would have been entitled (after aggregating all fractional shares issuable to such holder).

CUSIP NO. 45257U108	SCHEDULE 13 D	PAGE 4 OF 7

Support Agreements

As disclosed in the Current Report on Form 8-K filed by Immunome with the SEC on June 29, 2023, concurrently with the execution of the Merger Agreement, the executive officers, directors and certain stockholders of Immunome that beneficially own approximately 20% of the outstanding shares of Immunome Common Stock entered into support agreements (the “Support Agreements”) in favor of Morphimmune, providing, among other things, (1) that such officers, directors and stockholders will vote all of their shares of Immunome Common Stock, among other things: (i) in favor of adopting the Merger Agreement and approving the Merger, the issuance of the Shares in the Merger and the other transactions and actions contemplated by the Merger Agreement, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party; and (2) an irrevocable proxy in favor of Morphimmune for the limited purpose of voting the shares of Immunome Common Stock held by the Supporting Stockholders in accordance with items (i)-(iii) above.

The officers, directors and certain stockholders that entered into the Support Agreements are: Broadband Capital Investments LLC, Corleen Roche, Dennis Giesing, Ph.D., Franklyn Prendergast, M.D., Ph.D., John LaMattina, Ph.D., Matthew Robinson, Ph.D., Michael Lefenfeld, Mike Rapp, Philip Wagenheim, Purnanand Sarma, Ph.D., Richard Baron, and Sandra Stoneman (together, the “Supporting Stockholders”).

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on the cover page of this Schedule 13D and the footnotes thereto, and the information set forth or incorporated in Items 2, 3 and 4 is incorporated by reference in its entirety into this Item 5.

(a) – (b) As a result of the transactions described in Item 4, as of the date of this Schedule 13D, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, Morphimmune may be deemed to have shared voting power with respect to (and therefore beneficially own) 2,659,508 shares of Immunome Common Stock beneficially owned by the Supporting Stockholders, representing approximately 20% of the outstanding shares of Immunome Common Stock (based on the 12,215,018 shares of Immunome Common Stock outstanding as of the close of business on June 27, 2023), which is comprised of (i) 1,558,353 shares of Immunome Common Stock, (ii) 188,888 shares of Immunome Common Stock issuable upon exercise of warrants to purchase shares of Immunome Common Stock, and (iii) and 912,267 shares of Immunome Common Stock issuable upon the exercise of options within 60 days of April 1, 2023. Based on the foregoing, the percentage of shares of Immunome Common Stock that may be deemed to be beneficially owned by Morphimmune as a result of the Support Agreements is approximately 20%.

Except as set forth above, Morphimmune does not beneficially owns any shares of Immunome Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of Morphimmune that it is the beneficial owner of any of the Immunome Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by Morphimmune. All Supporting Shares are reported to the knowledge of Morphimmune based on the representations of Immunome and the Supporting Stockholders and as reported in Immunome’s Schedule 14A filed with the Securities and Exchange Commission on April 20, 2023. Morphimmune expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Schedule 13D is filed constitute a “group” for the purposes of Section 13(d) of the Exchange Act and the rules thereunder. The filing of this Schedule 13D should not be construed to be an admission that Morphimmune is a member of a “group” for the purposes of Sections 13(d) of the Exchange Act.

The foregoing descriptions of the Merger Agreement and the Support Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement and the form of the Support Agreements are referenced herein as Exhibits 1.01 and 1.02 and are incorporated by reference into this Item 5(a) – (b).

CUSIP NO. 45257U108	SCHEDULE 13 D	PAGE 5 OF 7

(c) Except as described in this Schedule 13D, neither Morphimmune nor, to the best knowledge of Morphimmune, any of the persons named in Annex A hereto, has effected any transactions in the shares of Immunome Common Stock during the last 60 days.

(d) Except as described in this Schedule 13D, neither Morphimmune nor, to the best knowledge of Morphimmune, any of the persons named in Annex A hereto or any other person (except for the Supporting Stockholders) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

As disclosed in the Current Report on Form 8-K filed by Immunome with the SEC on June 29, 2023, on June 28, 2023, Clay Siegall, Ph.D., entered into an employment agreement with Immunome (the “Siegall Employment Agreement”), which will become effective upon the consummation of the Merger. The Siegall Employment Agreement provided for the grant of a stock option on June 28, 2023 (the “Merger Option”). The vesting of such grant is subject to the Siegall Employment Agreement becoming effective on or before the first anniversary of the signing of the Merger Agreement. Additionally, upon effectiveness, the Merger Option will (i) subject to meeting certain additional vesting requirements, be exercisable for 2,137,080 shares of Immunome Common Stock, (ii) vest (x) 25% at the one-year anniversary of the Effective Date and (y) the remaining 75% monthly over the next 36 months, with such vesting being contingent upon Dr. Siegall’s continued employment by Immunome and (iii) be exercisable at a per share price of $5.91.

Franklyn Prendergast, M.D., Ph.D., is a member of the board of directors of both Immunome and Morphimmune. In connection with his service as a member of each company’s board of directors, Dr. Prendergast has received equity compensation, and solely with respect to Immunome, cash compensation. The compensation paid by Immunome to Dr. Prendergast has been in accordance with its Amended and Restated Non-Employee Director Compensation Policy.

Except as otherwise described in this Schedule 13D, to the knowledge of Morphimmune, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Morphimmune or any person listed on Annex A hereto and any person with respect to any securities of Immunome, including but not limited to transfer or voting of any of the securities of Immunome, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

1.01	Agreement and Plan of Merger and Reorganization, dated as of June 29,2023, by and among Immunome, Merger Sub and Morphimmune.

1.02	Form of Support Agreements

1.03	Siegall Employment Agreement

CUSIP NO. 45257U108	SCHEDULE 13 D	PAGE 6 OF 7

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2023

Morphimmune Inc.

By:	/s/ Clay Siegall
Name: Clay Siegall, Ph.D.
Title: Chief Executive Officer

CUSIP NO. 45257U108	SCHEDULE 13 D	PAGE 7 OF 7

ANNEX A

The name, present principal occupation or employment and citizenship of each executive officer and director of Morphimmune are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Morphimmune. The business address of each of the below is 101 Foundry Dr., Suite 1200, West Lafayette, Indiana 47906.

Name of Directors, Executive Officers	Principal Occupation/Business	Citizenship / State of Incorporation
Clay Siegall, Ph.D.	Director, President and Chief Executive Officer	USA
Jack Higgins, Ph.D.	Chief Scientific Officer	USA
Bruce Turner, M.D., Ph.D.	Chief Strategy Officer and Interim Chief Financial Officer	USA
Max Rosett	Acting Chief Operating Officer	USA
Isaac Barchas	Chairman of the Board of Directors	USA
Philip Low, Ph.D.	Director	USA
Ronald Martell	Director	USA
Franklyn Prendergast, M.D., Ph.D.	Director	USA
Sunil Singhal, M.D., F.A.C.S.	Director	USA